SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)[1]

                                  LabOne, Inc.
                       --------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                  ---------------------------------------------
                         (Title of Class of Securities)

                                   50540L 10 5
                       ---------------------------------------
                                 (CUSIP Number)

        Welsh, Carson, Anderson  & Stowe            Othon A. Prounis, Esq.
        320 Park Avenue, Suite 2500                 Ropes & Gray LLP
        New York, New York  10023                   45 Rockefeller Plaza
        Attention: Jonathan M. Rather               New York, New York  10111
        Tel. (212) 893-9500                         Tel. (212) 841-5700

                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 22, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


---------------------
          [1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 50540L 10 5                                         Page 2 of 6 Pages

1) Name of Reporting Person: Welsh, Carson, Anderson & Stowe IX, L.P.

   and I.R.S. Identification No. of Above Person, if
   an Entity (Voluntary):
--------------------------------------------------------------------------------

2) Check the Appropriate Box    (a) [X]
   if a Member of a Group       (b) [ ]
--------------------------------------------------------------------------------

3) SEC Use Only
--------------------------------------------------------------------------------

4) Source of Funds              Not Applicable
--------------------------------------------------------------------------------

5) Check if Disclosure of
     Legal Proceedings Is       Not Applicable
     Required Pursuant to
      Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6) Citizenship or Place of Organization         Delaware
--------------------------------------------------------------------------------
Number of                    7) Sole Voting             3,796,920 shares of
Shares Beneficially                Power                Common Stock
Owned by                                                (issuable upon
Reporting Person:                                       conversion of
                                                        preferred stock)
                             ---------------------------------------------------
                             8)  Shared Voting
                                   Power                      -0-
                             ---------------------------------------------------
                             9)  Sole Disposi-           3,796,920 shares of
                                 tive Power              Common Stock
                                                         (issuable upon
                                                         conversion of
                                                         preferred stock)
                             ---------------------------------------------------
                             10) Shared Dis-
                                 positive Power               -0-
                             ---------------------------------------------------
11) Aggregate Amount Beneficially                       3,796,920 shares of
    Owned by Each Reporting Person                      Common Stock
                                                        (issuable upon
                                                        conversion of
                                                        preferred stock)
--------------------------------------------------------------------------------
12)     Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares
--------------------------------------------------------------------------------
13)     Percent of Class
        Represented by                 24.5%
        Amount in Row (11)
--------------------------------------------------------------------------------
14)     Type of Reporting Person       PN

CUSIP No. 50540L 10 5                                         Page 3 of 6 Pages
1) Name of Reporting Person: WCAS Management Corporation and I.R.S. Identification No. of Above Person, if an Entity (Voluntary):

--------------------------------------------------------------------------------
2)       Check the Appropriate Box      (a) [X]
         if a Member of a Group         (b) [   ]

--------------------------------------------------------------------------------
3) SEC Use Only

--------------------------------------------------------------------------------
4) Source of Funds                              Not Applicable

--------------------------------------------------------------------------------
5) Check if Disclosure of
         Legal Proceedings Is           Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)      Citizenship or Place
        of Organization                         Delaware

--------------------------------------------------------------------------------
Number of                       7)   Sole Voting        2,705 shares of
Shares Beneficially                   Power             Common Stock
Owned by                                                (including shares
Reporting Person:                                       issuable upon
                                                        conversion of
                                                        preferred stock)
                             ---------------------------------------------------
                                8)   Shared Voting
                                         Power                 -0-
                             ---------------------------------------------------
                                9) Sole Disposi-        2,705 shares of
                                         tive Power     Common Stock
                                                        (including shares
                                                        issuable upon
                                                        conversion of
                                                        preferred stock)
                             ---------------------------------------------------
                                10) Shared Dis-
                                    positive Power              -0-
                             ---------------------------------------------------
11)     Aggregate Amount Beneficially                   2,705 shares of
        Owned by Each Reporting Person                  Common Stock
                                                        (including shares
                                                        issuable upon
                                                        conversion of
                                                        preferred stock)
--------------------------------------------------------------------------------
12)     Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares
--------------------------------------------------------------------------------
13)     Percent of Class
        Represented by          less than 0.1%
        Amount in Row (11)
--------------------------------------------------------------------------------
14)     Type of Reporting
        Person                                   CO

CUSIP No. 50540L 10 5                                         Page 4 of 6 Pages

                        Amendment No. 2 to Schedule 13D
                        -------------------------------

          Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on behalf of the Reporting Persons on September 10, 2001and Amendment No. 1 thereto filed on June 12, 2003 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          The following items of the Schedule 13D are hereby amended as follows:

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

          Item 5 is hereby amended and restated to read in its entirety as follows:

          The following information is based on a total of 11,734,974 shares of Common Stock outstanding as of July 31, 2003, as reported in the Issuer's Report on Form 10-Q for the period ended June 30, 2003 filed with the Commission on August 14, 2003, and gives effect to the conversion of all shares of Series B-1 Preferred held by each entity and person named below, including dividends accrued through September 18, 2003.

          (a)

          WCAS IX and IX Associates
          -------------------------

          WCAS IX owns 3,796,920 shares of Common Stock, or approximately 24.5% of the Common Stock outstanding. IX Associates, as the general partner of WCAS IX, may be deemed to beneficially own the securities owned by WCAS IX.

          WCAS Management
          ---------------

          WCAS Management owns 2,705 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          Managing Members of IX Associates and
          Stockholders of WCAS Management
          -------------------------------

          (i) Patrick J. Welsh owns 19,379 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (ii) Russell L. Carson owns 19,465 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns 19,238 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (iv) Thomas E. McInerney owns 19,554 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (v) Robert A. Minicucci owns 19,554 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (vi) Anthony J. de Nicola directly beneficially owns 14,214 shares of Common Stock, indirectly beneficially owns (through deNicola Holdings L.P.) 80 shares of Common Stock and indirectly beneficially owns (through three trusts for the benefit of his children) 45 shares of Common Stock, or in the aggregate 14,339 shares of Common Stock or approximately 0.1% of the Common Stock outstanding.

CUSIP No. 50540L 10 5                                         Page 5 of 6 Pages

          (vii) Paul B. Queally owns 11,317 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (viii) Jonathan M. Rather owns 3,274 shares of Common Stock (including shares held in his IRA account), or less than 0.1% of the Common Stock outstanding.

          (ix) D. Scott Mackesy owns 3,079 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (x) Sanjay Swani owns 539 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xi) John D. Clark owns 539 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xii) James R. Matthews owns 539 shares of Common Stock (including shares held in his IRA account), or less than 0.1% of the Common Stock outstanding.

          Other WCAS Purchasers
          ---------------------

          (i) Sean Traynor owns 2,307 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ii) John Almeida owns 332 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (iii) Eric J. Lee owns 312 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The managing members of IX Associates and the stockholders of WCAS Management may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS IX and WCAS Management, respectively. Each of the managing members of IX Associates and the stockholders of WCAS Management disclaims beneficial ownership of all securities other than those he owns directly or by virtue of his indirect pro rata interest, as a managing member of IX Associates and/or a stockholder of WCAS Management, in the securities owned by WCAS IX and/or WCAS Management.

          (c) On September 22, 2003 WCAS IX distributed 1,000,051 shares of Common Stock to its partners, including 9,593 shares to IX Associates, immediately followed by the distribution of such 9,593 shares to the members of IX Associates.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS IX or WCAS Management.

          (e) Not applicable.

CUSIP No. 50540L 10 5                                         Page 6 of 6 Pages

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         WELSH, CARSON, ANDERSON & STOWE IX, L.P.
                         By:  WCAS IX Associates, LLC, General Partner

                         By: /s/ Jonathan M. Rather
                            -------------------------
                                Managing Member


                         WCAS MANAGEMENT CORPORATION


                         By: /s/ Jonathan M. Rather
                            -------------------------
                                Vice President, Secretary & Treasurer


Dated: September 25, 2003